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Santander

Banco Santander Chile

Earnings Report 1Q21

April 30, 2021

Santander

Contents Page

CONTACT INFORMATION

Investor Relations Department

Banco Santander Chile

Bandera 140 Floor 19 Santiago, Chile

Tel: (562) 2320-8284

Email: irelations@santander.cl

Website: www.santander.cl

Important information

Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2020 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	**Mar-21**	**Mar-20**	**% Change**
Total assets	54,486,518	59,310,458	(8.1%)
Gross customer loans	34,507,106	34,355,159	0.4%
Customer deposits	26,317,291	25,257,945	4.2%
Customer funds[1]	34,466,659	32,237,140	6.9%
Total shareholders' equity	3,564,552	3,494,433	2.0%
Income Statement (YTD)	**Mar-21**	**Mar-20**	**% Change**
Net interest income	431,197	388,299	11.0%
Net fee and commission income	75,452	74,405	1.4%
Net operating profit before provisions for loan losses	541,428	491,962	10.1%
Provision for loan losses	(88,251)	(102,870)	(14.2%)
Op expenses excluding impairment and other op. exp.	(194,021)	(191,172)	1.5%
Operating income	233,167	176,225	32.3%
Income before tax	233,470	176,363	32.4%
Net income attributable to equity holders of the Bank	181,713	144,014	26.2%
Profitability and efficiency	**Mar-21**	**Mar-20**	**Change bp**
Net interest margin (NIM) [2]	4.0%	4.2%	(20)
Efficiency ratio[3]	39.8%	40.6%	(83)
Return on avg. equity	14.5%	16.8%	(227)
Return on avg. assets	0.9%	1.1%	(15)
Core capital ratio	10.9%	9.7%	120
AT1 ratio	1.5%	--%	150
BIS ratio	15.4%	12.7%	270
Return on RWA	1.5%	1.6%	(17)
Asset quality ratios (%)	**Mar-21**	**Mar-20**	**Change bp**
NPL ratio[4]	1.3%	2.0%	(72)
Coverage of NPLs ratio [5]	261.4%	135.9%	12,555
Cost of credit[5]	1.5%	1.2%	26
Clients and service channels (#)	**Mar-21**	**Mar-20**	**Change (%)**
Total clients	3,762,790	3,462,655	8.7%
Digital clients	1,723,240	1,316,452	30.9%
Loyal clients	780,288	717,910	8.7%
Current account holders (including Superdigital)	1,673,345	1,221,650	37.0%
Branches	346	368	(6.0%)
ATMs (including depositary ATMs)	1,222	1,093	11.8%
Employees	10,391	11,067	(6.1%)
Market capitalization (YTD)	**Mar-21**	**Mar-20**	**Change (%)**
Net income per share (Ch$)	0.96	0.76	26.2%
Net income per ADR (US$)	0.54	0.36	49.9%
Stock price (Ch$/per share)	34.1	33	3.3%
ADR price (US$ per share)	18.99	15.13	25.5%
Market capitalization (US$mn)	8,946	7,008	27.7%
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. Customer funds= Demand deposits+ Time deposits+ Mutual funds brokered. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. NIM = Net interest income annualized divided by interest earning assets.
3. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
4. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
5. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, and the Ch$24,000 million established in 1Q21.
6. Provision expense annualized divided by average loans.

Section 2: Summary of results[1]

Net income attributable to shareholder up 26.2% YoY in 1Q21, with ROAE of 20.4%

Net income attributable to shareholders in 1Q21 totaled Ch$183,970 million (Ch$0.96 per share and US$0.54 per ADR), decreasing 1.0% compared to 4Q20 (from now on QoQ) and increasing 26.9% compared to 1Q20. It is important to point out that 1Q21 results include an additional provision of Ch$24,000 million recognized in order to increase coverage ratios considering the uncertainty surrounding the potential impacts on credit quality of the COVID-19 crisis. Strong YoY results were driven by a 11.0% increase in net interest income which in turn was driven by asset growth and an improved funding mix. Provision expense also decreased 14.2% as asset quality continues to improve despite the pandemic. Operating expenses, meanwhile, only increased 1.5% YoY. Compared to 4Q20, the lower net income was mainly due to lower net interest income affected by a slightly lower inflation from 1.3% in 4Q20 to 1.1% in 1Q21. This was partially offset by a rebound in fees and financial transactions. The Bank notched its second consecutive quarter of plus 20% ROE which reached 20.4% in 1Q21.

42% YoY rise in non-interest bearing demand deposits

Demand deposits by segment

Ch$ bn	03M21	YoY	QoQ
Individuals	5,948	50.6%	6.2%
SMEs	2,809	56.6%	4.2%
Retail	**8,757**	**52.4%**	**5.6%**
Middle Market	**3,893**	**25.7%**	**0.9%**
Corporate (SCIB)	**2,832**	**38.8%**	**33.7%**
Total	**15,713**	**42.2%**	**7.9%**

The Bank's **total deposits** increased 4.2% YoY and 4.7% QoQ in 1Q21. In the quarter, **non-interest bearing demand deposits** continued to grow strongly, reaching 7.9% QoQ and 42.2% YoY due to high growth of retail checking accounts and continued strength in the Bank's transactional banking services for companies. Demand deposit growth was also driven by the effects of the second withdrawal from pension funds.

Time deposits decreased 25.4% YoY and increased 0.2% QoQ due to lower interest rates. At the same time the Bank continued to enforce time deposit price discipline, improving our time deposit funding cost in nominal pesos in absolute terms and compared to our main peers.

1. The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Financial Markets Commission (CMF).

Life and Superdigital driving digital account openings

Retail demand deposit growth was also driven by Life and Superdigital that thrived in the quarter**.** The lockdowns have increased the demand for online banking services and our attractive digital product offer drove record demand for these products. Our digital channels have proven vital during the COVID-19 crisis providing clients with an easy access to our transactional products.

Santander Life continues to be the main contributor to new client growth due to the success of this product's Meritolife Program and Digital On-boarding process for opening a checking account. Total new clients in Life in March 2021 increased 239% YoY and in 1Q21 Life opened 126,666 checking accounts. The lockdowns have increased the demand for online banking services and Santander Life's attractive product offer has continued to drive demand for this product. Life already has more than 611,600 clients, 75% of which were digitally onboarded. The marginal cost of acquiring a new client through digital onboarding is approximately Ch$801.


Life clients
+239%
611,658
180,277
Mar-20
May-20
Jul-20
Sep-20
Nov-20
Jan-21
Mar-21
+611,600
Total Life clients


Superdigital clients
+225%
149,622
46,100
Mar-20
May-20
Jul-20
Sep-20
Nov-20
Jan-21
Mar-21
+149,600
Total SD clients

In Superdigital a record amount of debit accounts was opened in the quarter, providing an attractive alternative for unbanked Chileans to manage the money received from government initiatives during the COVID-19 crisis. At the end of March 2021, we already had close to 149,600 clients.

The Bank opens more than 3x more current account than the banking system

As a result of these efforts, the Bank's market share in traditional checking accounts remained strong. According to the latest publicly available information, which is as of January 2021, net account openings at Santander Chile were equivalent to more than 3x the total account openings in the rest of the banking system, reaching a market share of over 26% in checking accounts. These figures do not include Superdigital, since those accounts are categorized as debit cards.


Current account market share Santander Chile[1]
21.8%
26.5%
Jan-20
Jan-21

1. Last Twelve Months. Source: CMF, with latest available information

Successful launch of Getnet in the quarter

Getnet was officially launched in February 2021. Client reception has been high and Getnet has already sold over 16,700 POSs up to date to more than 14,000 clients. Moreover, 65% of the clients have auto installed their new POS, which demonstrates the efficiency of Getnet's systems. A star feature has been the deposit of sales receipts up to 5 times daily, including weekends.



Acquiring network that uses the four-part model to operate, offering a payments solution to businesses
Pays instantaneously
Clients will be able to receive money from their sales in a Santander account up to five times in one day, including holidays.
Different plans for different clients
There will be fixed or mobile POS, all with a SIM card incorporated. Rebates for integrated plans with Santander, and insurance for "Protected Billing".
No more "Credit or debit?"
Cardholders will no longer need to answer what type of card as the POS will automatically detect it, making the shopping experience more seamless.
Accepts all cards, with following brands:
MAGNA
VISA
By Santander
+14,000
Clients
+16,700
POS sold
65%
Auto-installed
15%
Expected market share in the next three years

YoY loan growth of 0.4%. Retail loans lead growth in 1Q21

Total loans increased 0.4% YoY and 0.3% QoQ. Loan growth remains subdued due to ongoing lockdowns and high liquidity levels at the corporate and personal levels. Loan growth was mainly by the **SME** segment, which increased 1.5% QoQ and 20.8% YoY. In the quarter, Ch$241bn were disbursed under the new FOGAPE Reactiva program. **Loans to individuals** increased 2.0% YoY and 1.4% QoQ. **Consumer loans** decreased 2.3% QoQ as ongoing lockdowns and withdrawals form pension funds has kept demand low for these products. **Mortgage loans** increased 8.7% YoY and 2.1% QoQ. Long-term interest rates have remained at attractive levels, contributing to the sustained growth, especially among high-income earners.

NII up 11.0% YoY in 1Q21 driven by inflation and lower cost of funds

In 1Q21, **Net interest income, NII,** increased 11.0% compared to 1Q20 and decreased 2.8% compared to 4Q20. The Bank's **NIM** in 1Q21 was 4.2%, slightly lower compared to the 4.1% 4Q20 and the same as 1Q20. In 1Q21 UF inflation reached 1.1% and the funding mix improved. This was partially offset by a lower yielding asset mix.

Cost of funds decreased from 2.7% in 1Q20 to 1.8% in 1Q21. As previously mentioned, non-interest bearing demand deposits increased 7.9% QoQ and 42.2% YoY. The Central Bank has maintained an expansive monetary policy throughout 2020 with the reference rate currently at 0.5%. This had a positive impact on time deposit costs denominated in nominal pesos, which comprise most of our time deposits. Furthermore, the Bank's access to the Central Bank liquidity lines with an interest rate of 0.5% also lowered funding costs. These positive effects contributed to offset the growth in lower yielding but less risky interest earning assets, such as government treasuries, Central Bank bonds, corporate loans and FOGAPE loans.

Cost of credit at 1.0% in the quarter. Increasing coverage to 261%

During the quarter, **provisions** decreased 35.0% YoY and increased 52.0% QoQ. The QoQ increase was mainly due to additional provisions in the quarter for Ch$24 billion. The **cost of credit** in 1Q21 reached 1.0%, stable compared to 4Q20 and lower than the 1.2% in 1Q20. The positive evolution of asset quality following the finalization of part of the payment holidays gave way to a low cost of credit in 1Q21, but given the uncertainty that still exists around the COVID-19 crisis and that new waves of the virus could hurt economic activity, the Board felt it was prudent to take on additional provisions. In total, the Bank has set aside since 4Q19, Ch$150 billion in additional provisions of which, Ch$26 billion are for consumer loans, Ch$10 billion has been allocated to mortgage loans and Ch$114 billion to the commercial loan portfolio.

At the start of the pandemic in March 2020, the Bank offered grace periods to clients with good payment behavior with consumer loans receiving up to 3 months, commercial loans up to 6 months and mortgage loans initially receiving 3 months with the possibility to extend a further 3 months for clients that were most affected by the lockdowns. As we only gave 3-month grace periods for consumer loans, the payment holiday for most of these clients has finished. The majority of the 6-month grace periods have also finished during the months of October, November and December. Early NPLs have been 2%, showing better payment behavior than pre-COVID levels.

As a result, the **Expected loan loss ratio** (Loan loss allowance over total loans) rose from 3.2% in 4Q20 to 3.3% in 1Q21 as the Bank continued to increase its coverage ratio. The **NPL ratio** improved from 2.0% in 1Q20 and 1.4% in 4Q20 to 1.3% in 1Q21 due to the healthy payment behavior after the payment holidays given in previous months while the **Impaired loans ratio** fell slightly to 5.1%. The total **Coverage ratio**, including the additional provisions, reached 261.4% in 1Q21.

Fees income rebounding in the quarter

Fee income increased 9.3% QoQ and 1.4% YoY. Fee growth was driven by the strong opening of checking accounts, greater client loyalty, the rise in insurance brokerage especially through our digital platforms such as Autocompara and Klare and a good quarter for CIB in investment banking activities.

Total income from financial transactions, net, increased 29.1% YoY and 627.6% QoQ, mainly due to **higher client treasury income**. This was offset by a loss in non-client treasury income. Various liability management operations executed in the quarter lowered the results from our Financial Management, but with positive impacts on NIMs going forward.

Productivity continues to rise. Efficiency ratio of 37.6% in 1Q21

Operating expenses increased 1.5% YoY and 1.9% QoQ with the Bank's **efficiency ratio** reaching 37.6% in 1Q21, demonstrating good cost control. Productivity continues to rise with volumes (loans plus deposits) per branch increasing 8.5% YoY and volumes per employee rising 8.7% YoY despite COVID-19 effects. Personnel expenses decreased 3.0% YoY and administrative expenses increased 9.1%. This rise in administrative expenses was driven by costs associated with the launch of Getnet in the quarter and greater overall activity as we prepared for the reopening of the economy.

During the previous quarter we held the event Santander Digital Talk, where we outlined the various digital initiatives we have been working on, and investors were able to participate in a Q&A session with the Bank's senior management. In this event, the CEO announced an investment plan of US$250 million for the years 2021-2023, which will enable us to further our digital initiatives, making them more user-friendly and increasing cross-selling.

Points of Sale

# of branches



-6.0%
368
346
03M20
03M21

Productivity per Point of Sale

Volumes[1] per point of sale, Ch$mn



+8.5%
161,992
175,793
03M20
03M21

Productivity per employee

Volumes[1] per employee, Ch$mn



+8.7%
5,387
5,854
03M20
03M21

1. Volumes= Loans+ Deposits

BIS ratio at 15.4% with core capital at 10.9%. Payout of 60% approved

The Bank's **core capital ratio[1] was 10.9% and the total BIS ratio[2] was 15.4%** as of March 31, 2021, maintaining high levels. On April 29, 2021, the Bank' shareholders approved the decision to distribute a dividend payout of 60%, in line with historical levels. The remaining 40% of 2020 net income was assigned to reserves. The new regulation for BIS III requirements will be effective on December 1, 2021 and will be gradually implemented and adjusted to be fully in place by December 1, 2025. Banks can begin publishing under BIS III requirements as of March 2021. This includes a phase-in of AT1 capital, which can currently be made up of subordinated bonds and replaced with perpetual bonds in the following years for up to 1.5% of capital. Under these new requirements, we have Ch$501,943 million as AT1, made up of subordinated bonds. As part of the phase-in of BIS III standards, minority interest is also now included in core capital.

1. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS III definitions.
2. BIS ratio: Regulatory capital divided by RWA.

Summary of Quarterly Results

	Quarter			Change %	
(Ch$mn)	1Q21	4Q20	1Q20	1Q21/1Q20	1Q21/4Q20
Net interest income	431,197	443,638	388,299	11.0%	(2.8%)
Net fee and commission income	75,452	69,024	74,405	1.4%	9.3%
Total financial transactions, net	29,496	4,054	22,847	29.1%	627.6%
Provision for loan losses	(88,251)	(84,888)	(102,870)	(14.2%)	4.0%
Operating expenses (excluding Impairment and Other operating expenses)	(194,021)	(190,465)	(191,172)	1.5%	1.9%
Impairment, Other op. income & expenses	(20,706)	(18,955)	(15,284)	35.5%	9.2%
Operating income	233,167	222,408	176,225	32.3%	4.8%
Net income attributable to shareholders	**181,713**	**183,435**	**144,014**	**26.2%**	**(0.9%)**
Net income/share (Ch$)	0.96	0.97	0.76	26.2%	(0.9%)
Net income/ADR (US$)[1]	0.54	0.55	0.36	49.9%	(1.8%)
Total loans	**34,507,106**	**34,409,170**	**34,355,159**	**0.4%**	**0.3%**
Deposits	**26,317,291**	**25,142,684**	**25,257,945**	**4.2%**	**4.7%**
Shareholders' equity	3,564,552	3,567,916	3,494,433	2.0%	(0.1%)
Net interest margin	4.2%	4.3%	4.2%		
Efficiency ratio[2]	37.6%	38.3%	40.6%		
Return on equity[3]	20.4%	20.4%	16.8%		
NPL / Total loans[4]	1.3%	1.4%	2.0%		
Coverage NPLs[5]	261.4%	226.7%	135.9%		
Cost of credit[6]	1.0%	1.0%	1.23%		
Core Capital ratio[7]	10.9%	10.7%	9.7%		
AT1 ratio[8]	1.5%				
BIS ratio[9]	15.4%	15.4%	12.7%		

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Coverage NPLs: loan loss allowances divided by NPLs.
6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures
7. Core capital ratio = Shareholders' equity divided by risk-weighted assets according to CMF BIS I definitions. As of 2021, capital ratios under BIS III definitions
8. AT1 ratio = additional Tier I. Currently made up of subordinated bonds up to 1.5% of total capital, but will gradually be replaced with perpetual bonds in line with BIS III.
9. BIS ratio: regulatory capital divided by RWA.

Section 3: COVID-19 Update

COVID-19 situation in Chile

The first case of COVID-19 in Chile was on March 3, 2020 and contagion continued to progress, reaching a peak of infections in mid-May 2020. The government implemented strict guidance on the reopening of the country, with each county having to meet targets in terms of cases and hospital availability in order to access greater mobility freedom with the possibility of stronger confinement measures if these indicators start to show deterioration. After the summer months of January and February, the amount of cases began to rise, and further lockdown restrictions were put in place in March and April 2021. Going forward, the government has already announced that lockdown restrictions will be gradually lifted, although we cannot discard further lockdown measures in the future.


People vaccinated
(Every 100 inhabitants, April 25th)
Israel 62.2
Reino Unido 49.6
Estados Unidos 41.9
Chile 41.6
Canadá 29.2
Singapur 23.3
Alemania 23.3
Bélgica 23.2
España 22.3
Dinamarca 20.8
Italia 20.8
Suecia 20.7
Francia 20.6
Suiza 16.8
Argentina 13.9
Brasil 12.6
México 9.3
Colombia 5.9
Corea del Sur 4.4
Nueva Zelanda 2.9
Perú 2.6
Japón 1.5
Australia 0.6

The process to vaccinate the population began in February 2020, and as of April 29, over 8 million people were already vaccinated. Chile has requested vaccines from all major laboratories, including Pfizer-Biontech, AztraSeneca-Oxford, Sinovac, and Johnson & Johnson. The target is to have 13 million people vaccinated by the end of June, which accounts for 80% of the objective population.

Government programs and withdrawal from pension funds help support households

The Government has announced new initiatives for different segments of the Chilean population such as tax breaks and one-off payments to vulnerable households and aid to middle-class families.

In July 2020, a law was passed permitting Chileans to withdraw a minimum of UF35 (US$1,200) and a maximum of UF150 (US$5,300) from their pension funds. For those that have funds below UF35, they were able to take out the total amount of their savings. The draw down was tax-free and approximately US$16 billion was withdrawn in August and September, the equivalent of 6% of GDP. Then again in December, a second pension fund withdrawal was approved, although this time it was not tax-exempt. This added another US$14 billion in liquidity to the system up until the end of January 2021. On April 27, 2021, a third withdrawal was approved and is expected to add a further US$13 billion of liquidity into the system. This immediate injection of cash to households contributed to higher consumption, higher inflation and positively impacted asset quality. The Chilean government has begun a process of discussing a tax reform and a pension reform to make-up for these pension withdrawals.

FOGAPE loans and payment holidays

A **FOGAPE 2.0 called FOGAPE Reactiva has been rolled out**, with less restrictions in terms of interest rates, terms, and use of proceeds. These loans will also have the state guarantee but will be able to be used for investment and payment of debts, in addition to working capital. The maximum interest rate was also increased to the Central Bank Monetary Policy Rate + 0.7% nominal per month. As of March 2021, we had given Ch$241,664 million through FOGAPE Reactiva.

Even though there still exists an important amount of uncertainty surrounding the COVID-19 pandemic and asset quality going forward, payment trends have been positive so far. As of March 31, 2021, Ch$8,760 billion of loans were given a payment holiday option during the pandemic. This amount has begun to decline compared to previous quarters as many have begun payment of capital. Of this amount, the payment holiday for Ch$8,660 billion has expired, of which only 2% were impaired.

Ch$2.2 trillion in FOGAPE loans have been disbursed including Ch$241 billion in FOGAPE Reactiva in 1Q21. FOGAPE Reactiva loans did not include a grace period, but we do not rule out this option in the future. Of the total FOGAPE loans disbursed Ch$1,909 billion are in a normal payment schedule and Ch$299 billion are still under a grace period. The impaired FOGAPE loan ratio reached 1% at the end of March 2021. These loans have an average state guarantee of 78%.



Total Covid Solutions
Ch$10,969 bn
Fogape Covid
Ch$2,208 bn (20%)
Payment holiday granted
Ch$8,760 Bn (80%)
With payment holidays
Ch$299 bn (14%)
Without payment holidays
Ch$1,909 bn (86%)
With payment holidays
Ch$ 101 bn (1%)
Payment holiday expired
Ch$8,660 bn (99%)
Current
Ch$1,896bn
(99%)
Overdue
Ch$13 bn
(1%)
Current
Ch$8,503bn
(98%)
Overdue
Ch$156bn
(2%)

As of March 31, 2021. Those without payment holidays include FOGAPE Reactiva for Ch$242 billion.

Central Bank liquidity lines

The **Central Bank detailed a third stage of the Conditional Financing Facility (FCIC3).** The FCIC is a medium-term liquidity measure at low cost created in March 2020 by the Central Bank, in the context of the global economic crisis generated by COVID-19 offered to banks conditional on loan growth, particularly to small and medium-sized companies. In stages 1 and 2, the Board of the Central Bank had allocated a total of US$ 40 billion to this facility, of which approximately US$30 billion has been disbursed. The Central Bank in its Monetary Policy Meeting held on January 27, announced the beginning of a third stage of this instrument (FCIC3).

The specific details of the FCIC3 are the following:

1. The FCIC3 will come into effect on March 1 and will be open for a period of 6 months. The maximum term of maturity of all operations carried out under this program will be July 1, 2024. The global amount of resources available is US$ 10 billion, equivalent to the remaining undisbursed as of today of FCIC1 and FCIC2. The interest rate that will govern is the lowest Monetary Policy Rate (MPR) of the period of validity of the program, following the same rules established for the previous stages.

2. Conditions and access limits: Access to the funds of the FCIC3 program will be linked to the flow of commercial loans to companies with sales of up to 1 million UF, with a higher weighting for new loans and rescheduling with a FOGAPE-Reactiva guarantee. There will be a limit to access per bank of US$ 2 billion.

3. Collateral: Loans will continue to be backed by bank collateral, which will be extended to the entire commercial portfolio of category A5 and A6 with some form of state guarantee.

As of March 31, 2021, Banco Santander Chile had utilized Ch$5,047,957 million (US$ 7.0 million) from these lines.

Section 4: YTD Results by reporting segment

Net contribution from business segments up 41.3% YoY

Year to date results

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	260,599	84,031	22,591	367,221
Change YoY	4.2%	9.1%	(3.4%)	4.8%
Net fee and commission income	60,944	9,906	6,914	77,764
Change YoY	4.5%	(7.5%)	7.6%	3.0%
Total financial transactions, net	8,459	5,674	28,215	42,348
Change YoY	12.3%	66.9%	224.6%	115.8%
Total revenues	**330,002**	**99,611**	**57,720**	**487,333**
Change YoY	**4.5%**	**9.3%**	**50.0%**	**9.4%**
Provision for loan losses	(52,582)	(9,914)	335	(62,161)
Change YoY	(27.3%)	(43.7%)	--%	(31.8%)
Net operating profit from business segments[5]	**277,420**	**89,697**	**58,055**	**425,172**
Change YoY	**10.5%**	**16.6%**	**26.3%**	**13.7%**
Operating expenses[6]	(152,847)	(20,859)	(17,691)	(191,397)
Change YoY	2.7%	(8.2%)	2.0%	1.3%
Net contribution from business segments[7]	**124,573**	**68,838**	**40,364**	**233,775**
Change YoY	**31.5%**	**35.5%**	**102.6%**	**41.3%**

1. Retail consists of Individuals and SMEs with annual sales below Ch$2,000 million.
2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM.
4 Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.
5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - Provision for loan losses.
6. Operating expenses = Personnel expenses +Administrative expenses + Depreciation.
7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments increased 41.3% YoY in 3M21 compared to the same period of 2020 due to higher total revenues from net interest income, fees and financial transactions. **Provisions** decreased 31.8% YoY, despite the COVID pandemic (not including the additional provisions recognized in 2Q20, 3Q20, 4Q20 and 1Q21) as payment behavior post expiration of payment holidays has remained healthy.

Total revenues increased 9.4% YoY. **Net interest income** (NII) from the business segments up to March 2021 grew 4.8% YoY despite a loan growth of 0.4% due to stronger inflation and an improved funding mix driven by the strong growth of non-interest bearing demand deposits and lower time deposit costs. **Net fee and commission income** increased 3.0% from the business segments, especially driven by insurance fees coming from Autocompara, checking accounts and CIB. **Financial transactions from our business segments** increased 115.8% YoY due to higher demand from clients for treasury products. **Operating expenses** in our business segments increased 1.3% YoY mainly due to higher spending on communications as well as data processing after the launch of Getnet in the quarter.

The net contribution from Retail banking increased 31.5% YoY. Total revenues increased 4.5% YoY driven by an increase in all core revenue streams. Net interest income increased 4.2% YoY in this segment due to the improved funding mix and the growth of loans, especially those granted under the FOGAPE program. Fees in this segment increased 4.5% due to higher checking account after the summer months and despite further lockdown measures being placed at the end of the quarter, as well as higher insurance brokerage fees. Superdigital and Santander Life continued to grow at a rapid pace. Card fees grew 32.2% overall despite the lower consumption behavior of clients in the year due to the benefits of moving to the four-part interchange transaction model and to the acceleration of online usage of debit cards from our growing Life and Superdigital client base. Provisioning expense was also lower, decreasing 27.3% YoY due to the positive evolution of payment behavior even after the expiration of payment holidays (additional provisions are not included in segment results). Operating costs increased by 2.7% YoY, mainly due to higher spending on technological innovations as the Bank has continued with digital transformations.

Net contribution from the Middle-market increased 35.5% YoY in 3M21. Total revenues in this segment grew 9.3%, led by an increase of 9.1% in net interest income even though loans decreased 6.8% YoY, due to the improved funding mix and higher loan spreads. Fees fell 7.5% YoY, especially from lower foreign trade services, compensated by an increase in treasury income of 66.9%. Provision expenses were also lower after the Bank had downgraded the risk rating of various clients in previous quarters in order to cover the higher credit risk arising from the COVID-19 crisis.

Net contribution from the SCIB increased 102.6% YoY in 3M21. Total revenues in this segment increased 50.0%, led by an increase in investment banking services reflected in the 224.6% rise in client treasury income and the 7.6% YoY rise in fees in this segment.

Section 5: Loans, funding and capital

Loan growth remains subdued. FOGAPE Reactiva drives SME loan growth

Loans by segment

		YTD		Change %	
(Ch$mn)	Mar-21	Dec-20	Mar-20	Mar-21/Mar-20	Mar-21/Dec-20
Total loans to individuals[1]	**19,641,876**	**19,363,270**	**19,261,504**	**2.0%**	**1.4%**
Consumer loans	4,827,217	4,940,879	5,451,276	(11.4%)	(2.3%)
Residential mortgage loans	12,676,074	12,411,825	11,664,135	8.7%	2.1%
SMEs	**4,988,536**	**4,915,978**	**4,128,892**	**20.8%**	**1.5%**
Retail banking	**24,630,411**	**24,279,248**	**23,390,396**	**5.3%**	**1.4%**
Middle-market	8,188,908	8,136,402	8,789,095	(6.8%)	0.6%
Corporate & Investment banking (SCIB)	1,629,062	1,704,494	2,172,932	(25.0%)	(4.4%)
Total loans[2 3]	**34,507,106**	**34,409,170**	**34,355,161**	**0.4%**	**0.3%**

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and includes interbank loans. See Note 4 of the Financial Statements.
3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Total loans increased 0.4% YoY and 0.3% QoQ. The first quarter continued the trend of the previous quarter as demand from working capital lines from CIB clients continued to wane and low consumer loan demand. As a result, loans from our **CIB segment** contracted 4.4% QoQ. Our **Middle Market segment** showed some improvement, with a slight recovery of 0.6% QoQ. The appreciation of the peso also resulted in a translation loss of dollars denominated in foreign currency. The Chilean peso appreciated 0.9% in 1Q21. Approximately 7.2% of our loan book is denominated in foreign currency, mainly US$. Our strategy with these segments continues to focus on the overall profitability of clients, focusing on non-lending activities, as well as lending. As mentioned in the previous section, this has resulted in an improved funding mix with high growth of demand deposits driving net interest income in the Middle-market and CIB to increase 25.7% and 38.8%, respectively in 1Q21 compared to 1Q20.

Loans to SMEs increased 20.8% YoY and 1.5% QoQ driven by FOGAPE loans (See Section 3). This program was launched at the beginning of May 2020. In January, the government launched a second phase of FOGAPE, FOGAPE Reactiva, with the focus for SMEs to be able to invest and not use the funds just for working capital. Total FOGAPE Reactiva loans disbursed in 1Q21 reached Ch$242 billion. The average rate for FOGAPE Reactiva is approximately 8.4% compared to 3.5% for the original FOGAPE program and maturities can reach up to 8 years.

Loans to individuals increased 2.0% YoY and 1.4% QoQ. **Consumer loans** decreased once again after a slight recovery the previous quarter, declining 2.3% QoQ, as new restrictions due to the pandemic were set in place during March. The second pension fund withdrawal in December 2020 also added more liquidity to the system, and therefore clients did not demand short-term loans. Santander Consumer Finance however, has been doing well, with a growth of 6.0% YoY and 7.2% QoQ in loans. Santander Consumer Finance makes up around 10% of consumer loans as of March 31, 2021. **Mortgage loans** increased 8.7% YoY and 2.1% QoQ. Long-term interest rates have remained at attractive levels,

contributing to the sustained growth, especially among high-income earners. The UF inflation rate of 1.1% in the quarter also resulted in a positive translation impact on mortgage loans as most of these loans are denominated in UF[4].

Demand deposits up 42.2% YoY

Funding

		YTD		Change %	
(Ch$mn)	**Mar-21**	**Dec-20**	**Mar-20**	**Mar-21/Mar-20**	**Mar-21/Dec-20**
Demand deposits	15,713,432	14,560,893	11,047,625	42.2%	7.9%
Time deposits	10,603,859	10,581,791	14,210,320	(25.4%)	0.2%
Total Deposits	**26,317,291**	**25,142,684**	**25,257,945**	**4.2%**	**4.7%**
Mutual Funds brokered[1]	8,149,368	8,091,566	6,979,195	16.8%	0.7%
Bonds	8,006,680	8,204,177	10,340,124	(22.6%)	(2.4%)
Central Bank lines	5,047,957	4,959,260	-	--%	1.8%
Adjusted loans to deposit ratio[2]	96.9%	100.3%	91.5%		
LCR [3]	103.0%	142.0%	204.8%		
NSFR [4]	119.3%	104.2%	109.4%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank's mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.
3. Liquidity Coverage Ratio calculated according to Chilean regulations.
4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

The Bank's **total deposits** increased 4.2% YoY and 4.7% QoQ in 1Q21. In the quarter, **non-interest bearing demand deposits** continued to grow strongly, increasing 42.2% YoY due to high growth of retail checking accounts, continued strength in the Bank's transactional banking services for companies as clients looked to increase their liquidity to confront the months of quarantine and the positive impact of the second withdrawal from pension funds.

Demand deposits by segment

Ch$ bn	03M21	YoY	QoQ
Individuals	5,948	50.6%	6.2%
SMEs	2,809	56.6%	4.2%
Retail	**8,757**	**52.4%**	**5.6%**
Middle Market	**3,893**	**25.7%**	**0.9%**
Corporate (SCIB)	**2,832**	**38.8%**	**33.7%**
Total	**15,713**	**42.2%**	**7.9%**

4 Unidad de Fomento (UF), an inflation indexed unit. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$29,394.77 at March 31, 2021 and Ch$28,597.46 at March 31, 2020.

Time deposits decreased 25.4% YoY and increased slightly by 0.2% QoQ. The yearly trend was due to lower interest rates, with a slightly higher demand for time deposits from middle-market and SCIB clients in the last months. In March 2020 the Central Bank lowered its MPR to the technical minimum, which serves as the reference rate for most CLP denominated deposits. At the same time the Bank continued to enforce time deposit price discipline, improving our time deposit funding cost in nominal pesos in absolute terms and compared to our main peers.

The Bank continued to access the **Central Bank liquidity lines** priced at MPR amounting to Ch$5,047,957 million as of March 31, 2021.

CLP Time Deposit Cost Evolution[1]


3.16%
3.00%
2.92%
3.00%
0.54%
0.50%
0.46%
0.39%
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Santander
Chile
BCI
MPR

1. Source: CMF. Quarterly Calculation is based on time deposit in CLP average and interest paid on time deposits in pesos.

This strong growth of available funds has permitted the Bank to maintain healthy liquidity levels. As of March 2021, the Bank's **LCR** and **NSFR** reached 103% and 119%, respectively.

The low rate environment also drove the 16.8% YoY and 0.7% QoQ rise in **mutual funds** brokered through the Bank as clients searched for higher yielding investments driving asset management brokerage fees.

BIS ratio at 15.4%. Core capital reaches 10.9%. 60% payout approved.

Equity

		YTD		Change %	
(Ch$mn)	**Mar-21**	**Dec-20**	**Mar-20**	**Mar-21/Mar-20**	**Mar-20/Dec-20**
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	2,341,986	2,341,986	2,121,149	10.4%	0.0%
Valuation adjustment	(158,149)	(27,586)	(5,294)	2887.3%	473.3%
Retained Earnings:					
Retained earnings prior periods	517,447	-	552,093	(6.3%)	--%
Income for the period	181,713	517,447	144,014	26.2%	(64.9%)
Provision for mandatory dividend	(209,748)	(155,234)	(208,832)	0.4%	35.1%
Equity attributable to equity holders of the Bank	**3,564,552**	**3,567,916**	**3,494,433**	**2.0%**	**(0.1%)**
Non-controlling interest	86,835	84,683	80,285	8.2%	2.5%
Total Equity	3,651,387	3,652,599	3,574,718	2.1%	(0.0%)
Quarterly ROAE	**20.4%**	**20.4%**	**16.8%**		
YTD ROAE	**20.4%**	**14.5%**	**16.8%**		

Shareholders' equity totaled Ch$3,564,552 million as of March 31, 2021. In the quarter, the rise in long-term local interest rates resulted in an increase in the loss recognized as Valuation adjustment of our AFS portfolio to Ch$158 billion. At the Annual Shareholder's Meeting held April 29, 2021, a dividend of 60% of 2020's net income was approved and paid on April 30, 2021. The remaining 40% of 2020 net income was assigned to reserves. The Bank's **ROAE** was 20.4% 1Q21 and 20.4% in 4Q20 as the Bank's results improved. This is the first time the Bank has two consecutive quarters with ROAE above 20% since 2015.

Capital Adequacy

		YTD		Change %	
(Ch$mn)	**Mar-21**	**Dec-20**	**Mar-20**	**Mar-21/Mar-20**	**Mar-20/Dec-20**
Tier I (Core Capital)	3,651,387	3,567,916	3,494,433	4.5%	2.3%
AT1	501,943	-	-	--%	--%
Tier II	1,014,922	1,575,928	1,089,880	(6.9%)	(35.6%)
Regulatory capital	**5,168,252**	**5,143,843**	**4,584,313**	**12.7%**	**0.5%**
Risk weighted assets	33,462,867	33,460,744	35,972,079	(7.0%)	0.0%
Tier I (Core Capital) ratio	**10.9%**	**10.7%**	**9.7%**		
BIS ratio	**15.4%**	**15.4%**	**12.7%**		

Risk weighted assets (RWA) decreased 7.0% YoY and remained stable compared to the previous quarter. The loan book only grew 0.3% QoQ and 0.4% YoY. The Bank's **core capital ratio**[5] was 10.9% and the **total BIS ratio**[6] reached 15.4% as of March 31, 2021, remaining at the high levels seen in the previous quarter.

In 2021 the phase-in of BIS III requirements has commenced and will be fully in place by December 1, 2025. Pursuant to the proposed regulation, there will be three levels of capital: ordinary capital level 1 or CET1 (basic capital), additional capital level 1 or AT1 (perpetual bonds and preferred stock) and capital level 2 or T2 (subordinated bonds and voluntary provisions). Regulatory capital will be composed of the sum of CET1, AT1 and T2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts.

Under the New General Banking Law, minimum capital requirements have increased in terms of amount and quality. Total Regulatory Capital remains at 8% of risk-weighted assets which includes credit, market and operational risk. Minimum Tier 1 capital increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% may be Additional Tier 1 (AT1), either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity. The FMC also establishes the conditions and requirements for the issuance of perpetual bonds and preferred equity.

Banks can begin publishing under BIS III requirements. This includes a phase-in of AT1 capital, which can currently be made up of subordinated bonds and replaced with perpetual bonds in the following years for up to 1.5% of capital. Under these new requirements, we have Ch$501,943 million recorded as AT1 as of March 2021 and this is made up of subordinated bonds previously included as Tier II. Tier 2 capital is now set at 2% of risk-weighted assets. In 1Q21 core capital can now include minority interest. The new weighting of risk weighted assets and the incorporation of operational and market risk will begin in December 2021.

Additional capital demands are incorporated through a Conservation Buffer of 2.5% of risk-weighted assets. The Central Bank may set an additional Counter Cyclical Buffer of up to 2.5% of risk-weighted assets in agreement with the FMC. Both buffers must be comprised of core capital.

The FMC, with agreement from the Central Bank imposed additional capital requirements for Systemically Important Banks ("SIB") of between 1-3.5% of risk-weighted assets. This additional capital requirement will be gradually phased in by 25% beginning on December 2021 until December 2025. With the implementation of additional capital requirements for Systemically Important Banks ("SIB"), the requirement imposed on Banco Santander Chile to have a minimum regulatory capital ratio of 11% compared to the 8% limit for most other banks in Chile will be gradually phased out and replaced by the new regulatory requirements for a SIB. The first calculation of which level a SIB is included was published in March 2021 using the bank's balance sheet figures as of year-end 2020. Banco Santander-Chile is currently classified as a SIB in Level II.

5. Core Capital ratio = Shareholders' equity divided by Risk-weighted Assets (RWA) according to CMF BIS I definitions.
6. BIS ratio: Regulatory capital divided by RWA.

Section 6: Analysis of quarterly income statement

NII in 1Q21 up 11.0% YoY due to strong inflation in the quarter

Net interest income/ Margin

	Quarter			Change %	
(Ch$mn)	1Q21	4Q20	1Q20	1Q21/1Q20	1Q21/4Q20
Net interest income	**431,197**	**443,638**	**388,299**	**11.0%**	**(2.8%)**
Average interest-earning assets	41,510,046	41,010,000	36,919,662	12.4%	1.2%
Average loans (including interbank)	34,358,838	34,680,752	33,574,758	2.3%	(0.9%)
Avg. net gap in inflation indexed (UF) instruments[1]	6,311,985	6,214,829	5,957,868	5.9%	1.6%
Interest earning asset yield[2]	5.9%	6.3%	6.9%		
Cost of funds[3]	1.8%	2.0%	2.7%		
Net interest margin (NIM)[4]	**4.2%**	**4.3%**	**4.2%**		
Quarterly inflation rate[5]	1.1%	1.3%	1.0%		
Central Bank reference rate	0.5%	0.5%	0.5%		

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by sum of average interest bearing liabilities and demand deposits.
4. Annualized net interest income divided by average interest earning assets.
5. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 1Q21, **Net interest income, NII,** increased 11.0% compared to 1Q20 and decreased 2.8% compared to 4Q20. The Bank's **NIM** in 1Q21 was 4.2%, lower compared to the 4.3% in 4Q20 and the same as 1Q20, with strong inflation in the quarter of 1.1% (although not as strong as the previous quarter which had an inflation of 1.3%) and a decrease in lower yielding, less risky assets. The Bank has two major sensitivities in its balance sheet in a 12M period: (i) net asset sensitivity to inflation, since the Bank has more assets than liabilities linked to inflation and (ii) net liability sensitivity to short-term rates, since the Bank's time deposits are mainly denominated in nominal peso and have a shorter duration than interest earning assets.

The Central Bank has enforced an expansive monetary policy in 2020 with the MPR at 0.5%, which is the technical minimum set by the Central Bank. This had a positive impact on time deposit costs denominated in nominal pesos, which comprise most of our time deposits. In 1Q21, the 7.9% QoQ increase in non-interest bearing demand deposits also had a positive impact on margins. Furthermore, the Bank has accessed Ch$5,047,957 million of the Central Bank liquidity lines with an interest rate of 0.5%. **Cost of funds** decreased from 2.7% in 1Q20 to 1.8% in 1Q21. These positive effects contribute to offset the growth in lower yielding but less risky interest earning assets, such as government treasuries, Central Bank bonds, corporate loans and FOGAPE loans. The overall effect on NIMs was stable, maintaining 4.2% in 1Q21 and 1Q20, and slightly lower compared to 4Q20 which reached 4.3% buoyed by higher inflation.

Going forward we expect a UF inflation of 3.7% full-year 2021, while the MPR should remain at 0.5%. This should be positive for NIMS but this could be partially offset by a decrease in non-interest-bearing liabilities as current growth rates are difficult to sustain, the velocity at which short-term rates begin to rise, the rate of change in the loan mix as the economy begins to recover and the incorporation of lower VAT tax for some products that could lower current inflation expectations.

Cost of credit at 1.0% in 1Q21

During the quarter, **provisions for loan losses** totaled Ch$88,251 million, decreasing 14.2% YoY and increasing 92.2% QoQ. The **cost of credit** in 1Q21 reached 1.0%, remaining stable compared 4Q20 and decreasing compared to 1.2% in 1Q20. The higher cost of credit compared to 4Q20 was mainly due to additional provisions taken during the quarter.

In order to ensure high coverage ratios during the pandemic, the Bank recognized Ch$24 billion in **additional provisions** in 1Q21. The positive evolution of asset quality gave way to a cost of credit in 1Q21 of 0.8%, excluding additional provisions. Given the uncertainty that still exists around the COVID-19 crisis and that new waves of the virus could hurt economic activity, the Board felt it was prudent to take on additional charges. The total of these additional provisions was allocated to the commercial loan portfolio.


Quarterly cost of risk[1]
%
1.2%
2.2%
1.5%
1.0%
1.0%
1Q20
2Q20
3Q20
4Q20
1Q21
1. Quarterly provision expense annualized divided by average interest earning assets.

In total, the Bank has set aside since 4Q19, Ch$150 billion in additional provisions of which, Ch$26 billion are for consumer loans, Ch$10 billion has been allocated to mortgage loans and Ch$114 billion to the commercial loan portfolio.

Payment trends for reprogrammed loans remained positive in 1Q21. As of March 31, 2021, Ch$8,760 billion of loans were given a payment holiday option during the pandemic. This amount has begun to decline compared to previous quarters as many have begun payment of capital. Of this amount, the payment holiday for Ch$8,660 billion has expired, of which only 2% were impaired.

Ch$2.2 trillion in FOGAPE loans have been disbursed including Ch$241 billion in FOGAPE Reactiva in 1Q21. FOGAPE Reactiva loans did not include a grace period, but we do not rule out this option in the future. Of the total FOGAPE loans disbursed Ch$1,909 billion are in a normal payment schedule and Ch$299 billion are still under a grace period. The impaired FOGAPE loan ratio reached 1% at the end of March 2021. These loans have an average state guarantee of 78%.


Total Covid Solutions
Ch$10,969 bn
Fogape Covid
Ch$2,208 bn (20%)
Payment holiday granted
Ch$8,760 Bn (80%)
With payment holidays
Ch$299 bn (14%)
Without payment holidays
Ch$1,909 bn (86%)
With payment holidays
Ch$ 101 bn (1%)
Payment holiday expired
Ch$8,660 bn (99%)
Current
Ch$1,896bn
(99%)
Overdue
Ch$13 bn
(1%)
Current
Ch$8,503bn
(98%)
Overdue
Ch$156bn
(2%)
As of March 31, 2021. Those without payment holidays include FOGAPE Reactiva for Ch$242 billion.

The **Expected loan loss ratio** (Loan loss allowance over total loans) rose from 3.2% in 4Q20 to 3.3% in 1Q21 as the Bank continued to increase its coverage ratio. The **total Coverage ratio,** including the additional provisions, reached 261.4% in 1Q21. The **NPL ratio** continued improving from 2.0% in 1Q20 and 1.4% in 4Q20 to 1.3% in 1Q21 due to the healthy payment behavior after the payment holidays given in previous months while the **Impaired loans ratio** fell slightly to 5.1%.



Total loans
% of loans
261%
5.1%
1.3%
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
NPL(1)
Impaired (2)
Coverage ratio (3)
Commercial loans
% of loans
257%
6.7%
1.8%
Consumer loans
% of loans
644%
4.5%
0.9%
Mortgage loans
% of loans
87%
3.3%
0.7%

1. 90 days or more NPLs. 2. NPLs + restructured loans. 3. Loan loss reserves over NPLs, includes provisions due to new provisioning model for commercial loans analyzed on a group basis for Ch$31 billion in 3Q19 and additional provisions of Ch$16 billion in 4Q19 for the consumer loan book, Ch$110 billion in June-December 2020: Ch$90 billion allocated to commercial, Ch$10 billion allocated to mortgage, and Ch$26 billion allocated to consumer; and Ch$24 billion for the commercial loan book for 1Q21.

Provision for loan losses by product

		Quarter		Change %	
(Ch$mn)	1Q21	4Q20	1Q20	1Q21/1Q20	1Q21/4Q20
Consumer loans	(20,929)	(6,978)	(41,149)	(49.1%)	199.9%
Commercial loans[1]	(159,722)	(87,599)	(61,088)	161.5%	82.3%
Residential mortgage loans	(17,600)	9,689	(633)	2680.4%	--%
Total Provision for loan losses[2]	**(198,251)**	**(84,888)**	**(102,870)**	**92.7%**	**133.5%**

1. In 3Q20 the Bank recognized Ch$35,897 million in provisions for FOGAPE loans in line with a regulatory change for calculating the expected loss for these loans. In 4Q20 these provisions were for a total of Ch$65,789 million, and in 1Q21 these provisions totaled Ch$36,686 million.
2. In 2Q20 and 3Q20 we established additional provisions of Ch$30,000 million due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 4Q20 we added a further Ch$70,000 million in additional provisions to the commercial loan book, while liberating $10,000 million in mortgage and consumer each. In 1Q21, additional provisions for Ch$24,000 million was added to the commercial loan book.

Provision expense for commercial loans increased 161.5% compared to 4Q20. In 1Q21, the Bank **recognized a total of Ch$24,000 million in additional provisions for commercial loans**, which, added to the additional provisions recognized last year totaled Ch$114,000 million for this portfolio. The **Impaired commercial loan** ratio remained at 6.7% in 1Q21 compared to 4Q20, although slightly above the 6.6% see in 1Q20, pre-pandemic. The **commercial NPL ratio continued to** improve from 1.9% in 4Q20 to 1.8% in 1Q21 due to strong growth in low risk Corporate and FOGAPE loans in the year. The **Coverage ratio of non-performing commercial loans** increased from 222.3% in 4Q20 to 257.2% in 1Q21.

Provisions for loan losses for consumer loans decreased 49.1% compared to 1Q20 and increased 199.9% compared to 4Q20. During 4Q20, there was a Ch$10,000 million reversal of additional provisions, which were reassigned to the commercial loan book. The **consumer NPL ratio** remained stable at 0.9% in 1Q21 compared to 4Q20, although the **Impaired consumer loan ratio** improved from 4.9% in 4Q20 to 4.5% in 1Q21. So far, our consumer loan book has shown good payment behavior including both the expiring reprogrammed loans and the back book without payment holidays. Consumer loans have been contracting since 2020 as clients that did not request payment holidays have shown positive payment behavior. This is also due to our focus in recent years of expanding our consumer loan book mainly among high-income earners. The withdrawal of pension fund money also had a positive impact on consumer loan asset quality and recoveries in the quarter. The **Coverage of consumer loans,** including additional provisions, was 643.7% in the quarter.

Provisions for loan losses for residential mortgage loans amounted to Ch$17,600 million in 1Q21. During 4Q20 there was a reversal in additional provisions for Ch$10,000 million in additional provisions which were reassigned to the commercial loan book. The **NPL ratio of mortgage loans** improved from 0.9% in 4Q20 to 0.7% in 1Q21 due to the positive payment behavior of both clients who asked for payment holidays and those who did not, while the **Impaired mortgage loan ratio** remained stable at 3.3% in 1Q21. The **Coverage of mortgage loans** finished the quarter at a record high level of 87.0%. Over recent years, we have maintained a focus on originating mortgage loans among high-income earners with an average loan to value below 80%. This has been a key factor in maintaining healthy asset quality in this product during the pandemic.

Provision for loans losses and asset quality

	Quarter			Change %	
(Ch$mn)	1Q21	4Q20	1Q20	1Q21/1Q20	1Q21/4Q20
Gross provisions	(60,566)	(25,819)	(97,572)	(37.9%)	134.6%
Charge-offs[1]	(20,621)	(27,576)	(27,384)	(24.7%)	(25.2%)
Gross provisions and charge-offs	**(81,187)**	**(53,395)**	**(124,956)**	**(35.0%)**	**52.0%**
Loan loss recoveries	16,936	18,506	22,086	(23.3%)	(8.5%)
Provision for loan losses excluding additional provisions	(64,251)	(34,889)	(102,870)	(37.5%)	84.2%
Additional provisions	(24,000)	(50,000)	-	--%	(52.0%)
Provision for loan losses[2]	**(88,251)**	**(84,889)**	**(102,870)**	**(14.2%)**	**4.0%**
Cost of credit[3]	**1.0%**	**1.0%**	**1.2%**		
Total loans[4]	34,507,106	34,409,170	34,355,159	0.4%	0.3%
Total Loan loss allowances (LLAs) [5]	(1,137,652)	(1,102,821)	(922,993)	23.3%	3.2%
Non-performing loans[6] (NPLs)	**435,158**	**486,435**	**679,232**	**(35.9%)**	**(10.5%)**
NPLs consumer loans	43,770	46,428	89,910	(51.3%)	(5.7%)
NPLs commercial loans	302,885	331,382	402,436	(24.7%)	(8.6%)
NPLs residential mortgage loans	88,503	108,625	186,886	(52.6%)	(18.5%)
Impaired loans[7]	**1,764,102**	**1,789,983**	**1,957,827**	**(9.9%)**	**(1.4%)**
Impaired consumer loans	215,215	243,713	284,998	(24.5%)	(11.7%)
Impaired commercial loans	1,134,663	1,139,376	1,129,970	0.4%	(0.4%)
Impaired residential mortgage loans	414,224	406,894	542,859	(23.7%)	1.8%
Expected loss ratio[8](LLA / Total loans)	**3.3%**	**3.2%**	**2.7%**		
NPL / Total loans	**1.3%**	**1.4%**	**2.0%**		
NPL / consumer loans	0.9%	0.9%	1.6%		
NPL / commercial loans	1.8%	1.9%	2.3%		
NPL / residential mortgage loans	0.7%	0.9%	1.6%		
Impaired loans / total loans	**5.1%**	**5.2%**	**5.7%**		
Impaired consumer loan ratio	4.5%	4.9%	5.2%		
Impaired commercial loan ratio	6.7%	6.7%	6.6%		
Impaired mortgage loan ratio	3.3%	3.3%	4.7%		
Coverage of NPLs[9]	**261.4%**	**226.7%**	**135.9%**		
Coverage of NPLs non-mortgage[10]	274.8%	249.2%	186.4%		
Coverage of consumer NPLs[11]	643.7%	635.0%	349.2%		
Coverage of commercial NPLs[12]	257.2%	222.3%	134.6%		
Coverage of mortgage NPLs[13]	87.0%	65.6%	36.0%		

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.

2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.

3.In 4Q19, we assigned Ch$16 billion to the consumer portfolio after the social unrest in October 2019. In 2Q20 we established additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 3Q20 we established further additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 4Q20 we added a further Ch$70,000 million in additional provisions to the commercial loan book, while liberating $10,000 million in mortgage and consumer each; and in 1Q21 we established Ch4 24,000 million to the commercial loan book. In total, we have established Ch$150,000 million in additional provisions divided to each portfolio in the following manner: Ch$114,000 million in commercial, Ch$10,000 million in mortgage, and Ch$26,000 million in consumer.

4. Includes interbank loans.

5. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, and Ch$24,000 million in 1Q21.

6. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.

7. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.

8. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the CMF's guidelines. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, and the Ch$24,000 million in 1Q21.

9. LLA / NPLs. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, and the Ch$24,000 million in 1Q21.

10. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Includes the additional provision of Ch$70,000 billion in commercial and the liberation of Ch$10,000 million for consumer in 4Q20, Ch$20,000 million of additional provisions per portfolio in June and July 2020 and Ch$16,000 million in 4Q19.

11. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$10,000 million in June, Ch$10,000 million in July 2020 and Ch$16,000 million in 4Q19 and the liberation of additional provisions in 4Q20.

12. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, the Ch$70,000 million in 4Q20, and the Ch$24,000 million in 1Q21.

13. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, and the Ch$10,000 million in 4Q20.

Fee income beginning to show recovery

Fee income increased 9.3% compared to 1Q20 and 1.4% compared to 4Q20. Fees in the quarter showed healthy signs of pick-up after low quarters affected by ongoing lockdowns, lower economic activity and regulatory impacts. By products, the evolution of fees was as follows:

Fee Income by Product

		Quarter		Change %	
(Ch$mn)	1Q21	4Q20	1Q20	1Q21/1Q20	1Q21/4Q20
Card fees	21,653	22,494	16,384	32.2%	(3.7%)
Asset management	11,151	10,763	12,029	(7.3%)	3.6%
Guarantees, pledges and other contingent op.	8,858	9,049	9,486	(6.6%)	(2.1%)
Checking accounts	9,136	8,740	8,841	3.3%	4.5%
Insurance brokerage	10,219	8,814	11,625	(12.1%)	15.9%
Collection fees	5,903	5,562	9,271	(36.3%)	6.1%
Brokerage and custody of securities	2,632	2,044	2,914	(9.7%)	28.8%
Other	(15,753)	(20,936)	(12,529)	25.7%	(24.8%)
Total fees	**75,452**	**69,024**	**74,405**	**1.4%**	**9.3%**

Checking account fees increased 4.5% QoQ. The growth in account openings continued strong during the quarter. Santander Life continued to be the main contributor to new client growth due to the success of this product's Meritolife Program and Digital On-boarding process. In 1Q21, we opened 126,666 Life accounts compared to 45,151 in the same period in 2020. Life is a completely digital low-cost solution for middle-income segment clients, with the marginal cost of acquisition through online boarding approximately Ch$801. Superdigital also continued to open accounts in the quarter, with 19,631 new clients. Our digital channels have a high level of client satisfaction and should drive fee income in the future. In 2020 a new law came into effect, increasing bank's responsibility for covering cyber-fraud losses suffered by clients. This resulted in a price reduction of some checking account plan prices due to the elimination of the components of cyber-fraud insurance for checking accounts. This affects YoY comparisons. Despite this, there was an increase in these fees for 3.3% YoY.

Overall, as of January 2021, the latest data available, in the last twelve months Santander Chile had net account openings of 371,846 compared to 118,089 net openings for the rest of the banking system. This indicates that through **January 2021 there were 3x more account openings** at Santander Chile than the whole system. It is important to point out that these market share figures do not include Superdigital, which is a prepaid digital debit card. Overall market participation in checking accounts increased to 26.5% (up from 21.8% in January 2021).



Current account market share Santander Chile[1]
21.8%
26.5%
Jan-20
Jan-21
1. Last Twelve Months. Source: CMF, with latest available information

Card fees increased 32.2% YoY due to the switch away from a three-part interchange fee model commonly used in Chile to the four-part interchange fee model used more frequently world-wide, as well as the growth of our Life debit cards and Superdigital prepaid cards. However, there was a decrease of 3.7% QoQ due to the higher seasonality in 4Q20 for this product.

Collection fees, which includes credit related insurance brokerage fees, were 36.3% lower YoY due to low retail loan origination. **Insurance brokerage** fees had a strong recovery increasing 15.9% QoQ. The Bank has been heavily pushing Insurtech platforms. In April 2020, Klare was officially launched (www.klare.cl), and continues to increase its product range, which now includes life, sports, dental and health insurance. The Bank's online auto insurance brokerage business, Autocompara, is also gaining momentum. Autocompara is directly accessible through the Bank's home banking site and as of August 2020 became the number 1 auto insurance broker in Chile, with a record of over 10,000 insurance policies sold during the month of January 2021.

Fee Income by Client Segment

	Quarter			Change %	
(Ch$mn)	1Q21	4Q20	1Q20	1Q21/1Q20	1Q21/4Q20
Retail banking[1]	60,944	57,107	58,332	4.5%	6.7%
Middle-market	9,906	9,137	10,710	(7.5%)	8.4%
SCIB[2]	6,914	5,421	6,423	7.6%	27.5%
Others	(2,312)	(2,642)	(1,060)	118.1%	(12.5%)
Total	**75,452**	**69,024**	**74,405**	**1.4%**	**9.3%**

1. Includes fees to individuals and SMEs.
2. Santander Corporate and Investment Banking

Fees in Retail banking increased 4.5% YoY and 6.7% QoQ as clients used more products, especially insurance, despite the lockdown measures.

Fees in the Middle-market decreased 7.5% compared to 1Q20 in line with an overall decline in business activity in this segment. However, there was an increase of 8.4% compared to 4Q20 as there was more demand for more services such as restructuring operations.

Fees in SCIB increased 7.6% YoY and 27.5% QoQ, as financial advisory services and investment banking deals for larger corporate clients began to rebound in the quarter, especially leasing and factoring services.

Strong client treasury revenues offset by lower gains from ALM book

Results from Total financial transactions, net was a gain of Ch$29,496 million in 1Q21, an increase of 29.1 % compared to 1Q20 and 627.6% compared to 4Q20. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank's spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are marked-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong volatility or

appreciation/depreciation of the exchange rate.

Total financial transactions, net

		Quarter		Change %	
(Ch$mn)	1Q21	4Q20	1Q20	1Q21/1Q20	1Q21/4Q20
Net income (expense) from financial operations[1]	24,712	(76,730)	155,694	(84.1%)	(132.2%)
Net foreign exchange gain[2]	4,784	80,784	(132,847)	(103.6%)	(94.1%)
Total financial transactions, net	**29,496**	**4,054**	**22,847**	**29.1%**	**627.6%**

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.
2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net by business

		Quarter		Change %	
(Ch$mn)	1Q21	4Q20	1Q20	1Q21/1Q20	1Q21/4Q20
Client treasury services	42,605	30,609	30,391	40.2%	39.2%
Non-client treasury income[1]	(13,109)	(26,555)	(7,544)	73.8%	(50.6%)
Total financ. transactions, net	**29,496**	**4,054**	**22,847**	**29.1%**	**627.5%**

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Client treasury services revenues reached a gain of Ch$42,605 million in the quarter, an increase of 40.2% compared to 1Q20 and 39.2% compared to 4Q20. The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly from market making in the quarter.

Non-client treasury totaled a loss of Ch$13,109 million in the quarter. The Bank's Financial Management Division executed various liability management operations to improve NIMs going forward that resulted in an initial loss mainly arising from unwinding of rate and currency hedges. Higher long-term rates also lowered realized gains from the Bank's AFS portfolio.

Productivity continues to rise. Efficiency ratio of 37.6% in the quarter

Operating expenses increased 1.5% YoY and 1.9% QoQ with the Bank's **efficiency ratio** reaching 37.6% in 1Q21, demonstrating good cost control. YTD Operating expenses to total assets remained stable at 1.4% compared to previous quarters.

Productivity has continued to improve demonstrating the strength of our digital channels, with digital clients defined as those using internet and mobile banking increasing over 31% in the year. Volumes (loans plus deposits) per branch increasing 8.5% YoY and volumes per employee rising 8.7% YoY.

During last quarter we held an event, the Santander Digital Talk, where we outlined the various digital initiatives we have been working on. In this event, the we also announced our new investment plan of US$250 million for the years 2021-2023, which will enable us to continue expanding our digital initiatives both at the front and back-end.

Operating expenses

	Quarter			Change %	
(Ch$mn)	1Q21	4Q20	1Q20	1Q21/1Q20	1Q21/4Q20
Personnel salaries and expenses	(96,870)	(102,347)	(99,834)	(3.0%)	(5.4%)
Administrative expenses	(69,422)	(60,605)	(63,624)	9.1%	14.5%
Depreciation & amortization	(27,729)	(27,513)	(27,714)	0.1%	0.8%
Operating expenses[1]	**(194,021)**	**(190,465)**	**(191,172)**	1.5%	1.9%
Impairment of property, plant and Equipment	-	-	(638)	(100.0%)	--%
Points of Sale	**346**	**358**	**368**	**(6.0%)**	**(3.4%)**
Standard	267	273	271	(1.5%)	(2.2%)
WorkCafé	59	59	55	7.3%	0.0%
Middle-market centers	7	7	7	0.0%	0.0%
Select	13	19	33	(60.6%)	(31.6%)
ATMs	**1,222**	**1,199**	**1,093**	**11.8%**	**1.9%**
Employees	**10,391**	**10,470**	**11,078**	**(6.2%)**	**(0.8%)**
Efficiency ratio[2]	**37.6%**	**38.3%**	**40.6%**	**+295bp**	**+62bp**
YTD Efficiency ratio[2]	**37.6%**	**39.8%**	**40.6%**	**+295bp**	**+213bp**
Volumes per branch (Ch$mn)[3]	175,793	166,346	161,992	8.5%	5.7%
Volumes per employee (Ch$mn)[4]	5,854	5,688	5,387	8.7%	2.9%
YTD Cost / Assets[5]	**1.4%**	**1.3%**	**1.4%**		

1. Excluding Impairment and Other operating expenses.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Loans + deposits over branches (points of sale).
4. Loans + deposits over employees.
5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses decreased 3.0% YoY and 5.4% QoQ as headcount decreased. **Administrative expenses** increased 9.1% YoY and 14.5% QoQ in 1Q21. During the quarter the Bank closed 6 Select branches and 6 standard branches in line with our branch transformation and digitization program. The Bank continues to increase spending in IT and communication expenses as it focuses efforts on improving the digital platforms for our clients and employees, slightly offset by the appreciation of the peso in the quarter which had a positive impact on various IT costs that are in foreign currency. There was also an increase in data processing, driven especially by the launch of Getnet during the quarter. **Amortization expenses** increased 0.1% YoY and 0.8% QoQ due to slightly higher amortization of fixed assets, offset by lower amortization of software and digital banking developments as the Bank had already done in previous quarter to carry out as part of our plan to improve productivity.

Other operating income, net & corporate tax

		Quarter		Change %	
(Ch$mn)	1Q21	4Q20	1Q20	1Q21/1Q20	1Q21/4Q20
Other operating income	5,283	5,749	6,411	(17.6%)	(8.1%)
Other operating expenses	(25,989)	(24,704)	(21,057)	23.4%	5.2%
Other operating income, net	**(20,706)**	**(18,955)**	**(14,646)**	**(41.4%)**	**(9.2%)**
Income from investments in associates and other companies	303	458	138	119.6%	(33.8%)
Income tax expense	**(49,500)**	**(37,047)**	**(31,548)**	**56.9%**	**33.6%**
Effective income tax rate	**21.2%**	**16.6%**	**17.9%**		

Other operating income, net, totaled a loss of Ch$20,706 million in 1Q21. Gross other operating income decreased 17.6% YoY as less income was recognized for repossessed assets in the quarter in line with lower economic activity. Gross other operating expenses increased 23.4% YoY and 5.2% QoQ. Since the start of the COVID-19 crisis in Chile, the Bank has recognized higher provisions for credit contingencies due to the ongoing crisis. Furthermore, the cost of insurance premiums for cybersecurity and to protect against vandalism has driven the rise in other operating expenses in 2020. Other operating costs also rose due to costs related to our joint venture with SK Bergé in the auto loan business. Auto sales and loans have been a bright spot in consumer lending leading to a rise in Santander Consumer Finance net income by 129% YoY, totaling Ch$4,429 million. This includes the cost of the joint venture with SK Bergé recognized here. **Income tax expenses** in 1Q21 totaled Ch$49,500 million, an increase of 56.9% YoY and 33.6% QoQ driven by higher net income before tax. For tax purposes, our capital must be restated for CPI inflation, therefore when CPI inflation is high, the effective tax rate tends to be lower. However, last quarter the income tax expense was lower than usual due to tax benefits arising from the capital gains earned on the sale of the AFS portfolio. The historical average of our effective tax rate tends to be around 21.0%.

YTD Income Tax[1]

			Change %
(Ch$mn)	Mar-21	Mar-20	Mar-21/Mar-20
Net income before tax	**233,470**	**176,363**	**32.4%**
Price level restatement of capital[2]	(59,656)	(51,324)	16.2%
Net income before tax adjusted for price level restatement	**173,814**	**125,039**	**39.0%**
Statutory Tax rate	27.0%	27.0%	+0bp
Income tax expense at Statutory rate	**(46,930)**	**(33,761)**	**39.0%**
Tax benefits[3]	(2,570)	2,213	(216.2%)
Income tax	**(49,500)**	**(31,548)**	**56.9%**
Effective tax rate	**21.2%**	**17.9%**	**+331bp**

1. This table is for informational purposes only. Please refer to note 13 in our financial statements for more details.
2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.
3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Section 7: ESG

Dow Jones Sustainability Indexes	vigeoeiris	MSCI	FTSE4Good	S&P IPSA ESG
Included in Chile, MILA, and Emerging Markets	58 points in overall ESG score	MSCI ESG RATINGS: A (CCC, B, BB, BBB, A, AA, AAA) LAST UPDATE: April 09, 2021	Included in Emerging Latam and Emerging Global	Included in S&P IPSA ESG index, with the **third greatest weight** in the index
#1 Among banks in Chile	Among retail banks: #8 of 270 in world			

Santander Chile is working on consistently becoming a more responsible bank. During this quarter, there were some major events to highlight in terms of ESG:

(1) Our rating under MSCI was ratified at A, being a leader especially in the ESG pillars of human capital development and financing environmental impact.

(2) We published our Integrated Annual Report for the year 2020. This year our Annual Report complies with both GRI and SASB standards, and we are constantly striving to publish more financial and non-financial information important for investment decisions in today's world. Many of these indicators were also externally verified by KPMG. Our latest Annual Report can be found at https://santandercl.gcs-web.com/financials/annual-reports

(3) Santander won first place in the Great Place to Work ranking for the year 2020 for companies with over 1,000 employees. The Bank reached an average score of 92 points, 5 points above the previous year, showing an improvement despite the coronavirus and the new working conditions due to the lockdowns.



GPTW
Average area and corporate vision
Great Place To Work
#1
92
87
86
83
79
76
2015
2016
2017
2018
2019
2020

(4) In the first months of this year, we issued two women SME bonds for a total of US$150 million. The objective of this transaction is to contribute to the growth of small and medium businesses -with annual sales less than Ch$ 2,000 million- owned and operated by women. These two private placements are our first approach to sustainable bonds.



COMING SOON…
Santander Chile ESG Talk

Section 8: Credit risk ratings

International ratings

The Bank has credit ratings from four leading international agencies. In the quarter S&P downgraded the Bank LT rating from A to A- following the downgrade of the Republic of Chile.

Moody's	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Negative

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A-
Long-term Local Issuer Credit	A-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Negative

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Feller Rate	ICR
Shares	Nivel 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

Section 9: Ownership Structure

As of March 31, 2021

Ownership Structure



Free float
33%
Santander
Group
67%

Average daily traded volumes LTM 3M21

US$ million, Last Twelve Months



15.5
7.5
7.1
3M21
NYSE
Santiago
Stock
Exchange

Total shareholder return

Santander ADR vs. SP500 (Base 100 = 12/31/2020)



BSAC US
SP500
130.75
106.17
140
130
120
110
100
90
80
70
60
31-12-2020
07-01-2021
14-01-2021
21-01-2021
28-01-2021
04-02-2021
11-02-2021
18-02-2021
25-02-2021
04-03-2021
11-03-2021
18-03-2021
25-03-2021

Total shareholder return

Santander vs. IPSA Index (Base 100 = 12/31/2020)



BSAN
IPSA
131.96
117.26
150
130
110
90
70
50
30-12-2020
06-01-2021
13-01-2021
20-01-2021
27-01-2021
03-02-2021
10-02-2021
17-02-2021
24-02-2021
03-03-2021
10-03-2021
17-03-2021
24-03-2021
31-03-2021

Share Price

ADR Price (US$) 3M21

03/31/2021:	24.83
Maximum (3M21):	25.71
Minimum (3M21):	18.99

Local Share Price (Ch$) 3M21

03/31/2021	45.00
Maximum (3M21):	46.52
Minimum (3M21):	34.10

Stock Information

Market Capitalization:	US$11, million
P/E 12month trailing*:	16.26x
P/BV (12/31/20)**:	2.33
Dividend yield***:	5.0%

* Price as of March 31, 2021 / 12mth. earnings
** Price as of March 31,2021 /Book value as of 03/31/21
***Based on closing price on record date of last dividend payment

Dividends

Year paid	Ch$/share	% of previous year's earnings
2018	2.25	75%
2019	1.88	60%
Apr & Nov 2020	1.76	60%
2021	1.65	60%

Annex 1: Balance sheet

Unaudited Balance Sheet

	Mar-21	Mar-21	Mar-20	Mar-21/Mar-20
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	4,774,521	3,432,117	3,755,786	(8.6%)
Cash items in process of collection	483,216	347,355	615,922	(43.6%)
Trading investments	154,760	111,248	552,889	(79.9%)
Investments under resale agreements	-	-	-	--%
Financial derivative contracts	9,348,587	6,720,138	14,925,196	(55.0%)
Interbank loans, net	6,988	5,023	12,935	(61.2%)
Loans and account receivables from customers, net	46,622,936	33,514,431	33,435,231	0.2%
Available for sale investments	10,255,559	7,372,106	3,048,071	141.9%
Held-to-maturity investments	-	-	-	--%
Investments in associates and other companies	15,391	11,064	10,605	4.3%
Intangible assets	114,405	82,239	70,298	17.0%
Property, plant and equipment	256,755	184,566	190,892	(3.3%)
Right of use assets	269,669	193,849	208,041	(6.8%)
Current taxes	38,594	27,743	13,989	98.3%
Deferred taxes	810,004	582,263	469,653	24.0%
Other assets	2,646,453	1,902,376	2,000,950	(4.9%)
Total Assets	**75,797,838**	**54,486,518**	**59,310,458**	**(8.1%)**
Deposits and other demand liabilities	21,859,429	15,713,432	11,047,625	42.2%
Cash items in process of being cleared	391,328	281,302	627,535	(55.2%)
Obligations under repurchase agreements	109,935	79,026	252,621	(68.7%)
Time deposits and other time liabilities	14,751,348	10,603,859	14,210,320	(25.4%)
Financial derivatives contracts	9,759,052	7,015,197	13,367,012	(47.5%)
Interbank borrowings	9,518,082	6,841,978	3,002,998	127.8%
Issued debt instruments	11,138,334	8,006,680	10,340,124	(22.6%)
Other financial liabilities	243,684	175,170	222,722	(21.4%)
Leasing contract obligations	204,137	146,742	156,554	(6.3%)
Current taxes	-	-	-	--%
Deferred taxes	236,985	170,354	99,539	71.1%
Provisions	706,611	507,940	357,686	42.0%
Other liabilities	1,799,359	1,293,451	2,051,004	(36.9%)
Total Liabilities	**70,718,284**	**50,835,131**	**55,735,740**	**(8.8%)**
Equity				
Capital	1,239,918	891,303	891,303	0.0%
Reserves	3,258,007	2,341,986	2,121,149	10.4%
Valuation adjustments	(220,006)	(158,149)	(5,294)	2887.3%
Retained Earnings:				
Retained earnings from prior years	719,836	517,447	552,093	(6.3%)
Income for the period	252,786	181,713	144,014	26.2%
Minus: Provision for mandatory dividends	(291,787)	(209,748)	(208,832)	0.4%
Total Shareholders' Equity	4,958,756	3,564,552	3,494,433	2.0%
Non-controlling interest	120,799	86,835	80,285	8.2%
Total Equity	**5,079,555**	**3,651,387**	**3,574,718**	**2.1%**
Total Liabilities and Equity	**75,797,838**	**54,486,518**	**59,310,458**	**(8.1%)**

1. The exchange rate used to calculate the figures in dollars was Ch$718.84 / US$1

Annex 2: YTD income statements

Unaudited YTD Income Statement

	Mar-21	Mar-21	Mar-20	Mar-21/Mar-20
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	854,742	614,423	640,434	(4.1%)
Interest expense	(254,891)	(183,226)	(252,135)	(27.3%)
Net interest income	**599,851**	**431,197**	**388,299**	11.0%
Fee and commission income	174,869	125,703	125,650	0.0%
Fee and commission expense	(69,906)	(50,251)	(51,245)	(1.9%)
Net fee and commission income	**104,964**	**75,452**	**74,405**	1.4%
Net income (expense) from financial operations	34,378	24,712	155,694	(84.1%)
Net foreign exchange gain	6,655	4,784	(132,847)	(103.6%)
Total financial transactions, net	**41,033**	**29,496**	**22,847**	29.1%
Other operating income	7,349	5,283	6,411	(17.6%)
Net operating profit before provisions for loan losses	**753,197**	**541,428**	**491,962**	10.1%
Provision for loan losses	**(122,769)**	**(88,251)**	**(102,870)**	(14.2%)
Net operating profit	**630,428**	**453,177**	**389,092**	16.5%
Personnel salaries and expenses	(134,759)	(96,870)	(99,834)	(3.0%)
Administrative expenses	(96,575)	(69,422)	(63,624)	9.1%
Depreciation and amortization	(147,588)	(106,092)	(106,092)	0.0%
Op. expenses excl. Impairment and Other operating expenses	**(378,922)**	**(272,384)**	**(269,550)**	1.1%
Impairment of property, plant and equipment	-	-	(638)	(100.0%)
Other operating expenses	(36,154)	(25,989)	(21,057)	23.4%
Total operating expenses	**(415,076)**	**(298,373)**	**(291,245)**	2.4%
Operating income	**324,366**	**233,167**	**176,225**	32.3%
Income from investments in associates and other companies	422	303	138	119.6%
Income before tax	**324,787**	**233,470**	**176,363**	32.4%
Income tax expense	(68,861)	(49,500)	(31,548)	56.9%
Net income from ordinary activities	**255,926**	**183,970**	**144,815**	27.0%
Net income discontinued operations	-	-	-	--%
Net consolidated income	255,926	183,970	144,815	27.0%
Net income attributable to:				
Non-controlling interest	3,140	2,257	801	181.8%
Net income attributable to equity holders of the Bank	**252,786**	**181,713**	**144,014**	**26.2%**

1. The exchange rate used to calculate the figures in dollars was Ch$718.84 / US$1

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	1Q21	1Q21	4Q20	1Q20	1Q21/1Q20	1Q21/4Q20
	US$ Ths[1]		Ch$ Million		% Chg.	
Interest income	854,742	614,423	644,718	640,434	(4.1%)	(4.7%)
Interest expense	(254,891)	(183,226)	(201,080)	(252,135)	(27.3%)	(8.9%)
Net interest income	**599,851**	**431,197**	**443,638**	**388,299**	**11.0%**	**(2.8%)**
Fee and commission income	174,869	125,703	119,149	125,650	0.0%	5.5%
Fee and commission expense	(69,906)	(50,251)	(50,125)	(51,245)	(1.9%)	0.3%
Net fee and commission income	**104,964**	**75,452**	**69,024**	**74,405**	**1.4%**	**9.3%**
Net income (expense) from financial operations	34,378	24,712	(76,730)	155,694	(84.1%)	(132.2%)
Net foreign exchange gain	6,655	4,784	80,784	(132,847)	(103.6%)	(94.1%)
Total financial transactions, net	**41,033**	**29,496**	**4,054**	**22,847**	**29.1%**	**627.6%**
Other operating income	7,349	5,283	5,749	6,411	(17.6%)	(8.1%)
Net operating profit before provisions for loan losses	**753,197**	**541,428**	**522,465**	**491,962**	**10.1%**	**3.6%**
Provision for loan losses	**(122,769)**	**(88,251)**	**(84,888)**	**(102,870)**	**(14.2%)**	**4.0%**
Net operating profit	**630,428**	**453,177**	**437,577**	**389,092**	**16.5%**	**3.6%**
Personnel salaries and expenses	(134,759)	(96,870)	(102,347)	(99,834)	(3.0%)	(5.4%)
Administrative expenses	(96,575)	(69,422)	(60,605)	(63,624)	9.1%	14.5%
Depreciation and amortization	(38,575)	(27,729)	(27,513)	(27,714)	0.1%	0.8%
Op. expenses excl. Impairment and Other operating expenses	**(269,908)**	**(194,021)**	**(190,465)**	**(191,172)**	**1.5%**	**1.9%**
Impairment of property, plant and equipment	-	-	-	(638)	(100.0%)	--%
Other operating expenses	(36,154)	(25,989)	(24,704)	(21,057)	23.4%	5.2%
Total operating expenses	**(306,063)**	**(220,010)**	**(215,169)**	**(212,867)**	**3.4%**	**2.2%**
Operating income	**324,366**	**233,167**	**222,408**	**176,225**	**32.3%**	**4.8%**
Income from investments in associates and other companies	422	303	458	257	17.9%	(33.8%)
Income before tax	**324,787**	**233,470**	**222,866**	**176,482**	**32.3%**	**4.8%**
Income tax expense	(68,861)	(49,500)	(37,047)	(31,548)	56.9%	33.6%
Net income from ordinary activities	**255,926**	**183,970**	**185,819**	**144,934**	**26.9%**	**(1.0%)**
Net income discontinued operations	-	-	-	-	--%	--%
Net consolidated income	**255,926**	**183,970**	**185,819**	**144,934**	**26.9%**	**(1.0%)**
Net income attributable to:						
Non-controlling interest	3,140	2,257	2,384	801	181.8%	(5.3%)
Net income attributable to equity holders of the Bank	**252,786**	**181,713**	**183,435**	**144,014**	**26.2%**	**(0.9%)**

1. The exchange rate used to calculate the figures in dollars was Ch$718.84 / US$1

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)	1Q20	2Q20	3Q20	4Q20	1Q21
Loans					
Consumer loans	5,451,276	5,067,641	4,927,492	4,940,879	4,827,217
Residential mortgage loans	11,664,135	11,930,763	12,103,546	12,411,825	12,676,074
Commercial loans	17,226,800	18,280,832	17,838,247	17,037,536	16,998,782
Interbank loans	12,948	8,727	10,813	18,930	5,033
Total loans (including interbank)	**34,355,159**	**35,287,963**	**34,880,098**	**34,409,170**	**34,507,106**
Allowance for loan losses	(906,993)	(978,589)	(1,002,094)	(976,821)	(987,652)
Total loans, net of allowances	**33,448,166**	**34,309,374**	**33,878,004**	**33,432,349**	**33,519,454**
Deposits					
Demand deposits	11,047,625	12,411,024	13,907,876	14,560,893	15,713,432
Time deposits	14,210,320	14,145,381	11,778,397	10,581,791	10,603,859
Total deposits	**25,257,945**	**26,556,405**	**25,686,273**	**25,142,684**	**26,317,291**
Mutual funds (Off balance sheet)	6,979,195	7,788,038	8,328,632	8,091,566	8,149,368
Total customer funds	**32,237,140**	**34,344,443**	**34,014,905**	**33,234,250**	**34,466,659**
Loans / Deposits[1]	**91.5%**	**93.6%**	**98.6%**	**100.3%**	**96.9%**
Average balances					
Avg. interest earning assets	36,919,662	40,190,322	40,963,069	41,010,000	41,510,046
Avg. Loans	33,574,758	34,775,498	35,015,233	34,680,752	34,358,838
Avg. assets	54,220,552	60,430,179	58,923,964	55,857,850	54,949,433
Avg. demand deposits	10,521,417	11,814,412	13,154,324	14,028,347	14,844,587
Avg equity	3,425,277	3,587,937	3,643,009	3,596,092	3,567,645
Avg. free funds (demand plus equity)	13,946,694	15,402,349	16,797,333	17,624,439	18,412,232
Capitalization					
Risk weighted assets	35,972,079	36,238,926	34,095,749	33,460,744	33,462,867
Tier I (Shareholders' equity)	3,494,433	3,613,823	3,646,910	3,567,916	3,564,552
Tier II	1,089,880	1,666,390	1,510,709	1,575,928	1,603,700
Regulatory capital	4,584,313	5,280,213	5,157,619	5,143,843	5,168,252
Tier I ratio	**9.7%**	**10.0%**	**10.7%**	**10.7%**	**10.9%**
BIS ratio	**12.7%**	**14.6%**	**15.1%**	**15.4%**	**15.4%**
Profitability & Efficiency					
Net interest margin (NIM)[2]	**4.2%**	**3.8%**	**3.7%**	**4.3%**	**4.2%**
Efficiency ratio[3]	40.6%	38.9%	41.5%	38.3%	37.6%
Costs / assets[4]	1.4%	1.3%	1.3%	1.4%	1.4%
Avg. Demand deposits / interest earning assets	28.5%	29.4%	32.1%	34.2%	35.8%
Return on avg. Equity	**16.8%**	**9.5%**	**11.5%**	**20.4%**	**20.4%**
Return on avg. Assets	1.1%	0.6%	0.7%	1.3%	1.3%
Return on RWA	1.6%	0.9%	1.2%	2.2%	2.2%

(Ch$ millions)	Mar-20	Jun-20	Sep-20	Dec-20	Mar-21
Asset quality					
Impaired loans[5]	**1,957,827**	**1,875,052**	**1,845,310**	**1,789,983**	**1,764,102**
Non-performing loans (NPLs)[6]	**679,232**	**664,754**	**543,246**	**486,435**	**435,158**
Past due loans[7]	374,181	381,012	354,105	325,044	297,984
Loan loss reserves	(906,993)	(978,589)	(1,002,094)	(976,821)	(987,652)
Impaired loans / total loans	5.7%	5.3%	5.3%	5.2%	5.1%
NPLs / total loans	2.0%	1.9%	1.6%	1.4%	1.3%
PDL / total loans	1.1%	1.1%	1.0%	0.9%	0.9%
Coverage of NPLs (Loan loss allowance / NPLs)	133.5%	147.2%	184.5%	200.8%	227.0%
Coverage of PDLs (Loan loss allowance / PDLs)	242.4%	256.8%	283.0%	300.5%	331.4%
Risk index (Loan loss allowances / Loans)[8]	2.6%	2.8%	2.9%	2.8%	2.9%
Cost of credit (prov expense annualized / avg. loans)	1.2%	2.2%	1.5%	1.0%	1.0%
Clients and service channels (#)					
Total clients	3,462,655	3,461,403	3,509,957	3,607,609	3,762,790
Digital clients	1,316,452	1,339,361	1,488,902	1,546,524	1,723,240
Current account holders (including Superdigital)	1,221,650	1,278,235	1,350,251	1,508,530	1,673,345
Branches	368	367	365	358	346
ATMs (includes depositary ATMs)	1,093	1,104	1,176	1,199	1,222
Employees	11,067	11,028	10,792	10,470	10,391
Market information (period-end)					
Net income per share (Ch$)	**0.76**	**0.45**	**0.56**	**0.97**	**0.96**
Net income per ADR (US$)	**0.36**	**0.22**	**0.28**	**0.55**	**0.54**
Stock price	33	33.6	27.30	34.10	45
ADR price	15.13	16.4	13.86	18.99	24.83
Market capitalization (US$mn)	7,008	8,386	6,478	8,946	11,651
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly UF inflation rate[9]	1.0%	0.3%	0.0%	1.3%	1.1%
Central Bank monetary policy reference rate (nominal)	0.50%	0.50%	0.50%	0.50%	0.50%
Observed Exchange rate (Ch$/US$) (period-end)	853.78	821.40	784.33	712.47	718.84

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio = (Net interest income+ Net fee and commission income +Financial transactions net + Other operating income +Other operating expenses) divided by (Personnel expenses + Administrative expenses + Depreciation). Excludes impairment charges
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.